Principal Funds
711 High Street Des Moines, IA 50392
800 222 5852 tel
www.principalfunds.com

December 28, 2022

Mr. Kamal Bhatia
Chief Executive Officer and President
Principal Variable Contracts Funds, Inc.
Principal Financial Group
Des Moines, IA 50392

Dear Mr. Bhatia:

Principal Financial Services, Inc. intends to purchase the following shares (the "Shares"):

Principal Variable Contracts Funds, Inc. –	**Purchase Amount**	**Shares Purchased**
US LargeCap Buffer January Account	$1,020,000	102,000

Each share of the **US LargeCap Buffer January Account** has a par value of $.01 and a price of $10.00 per share. In connection with such purchase, Principal Financial Services, Inc. represents and warrants that it will purchase such Shares as an investment and not with a view to resell, distribute or redeem.

PRINCIPAL FINANCIAL SERVICES, INC.

BY /s/ Clint Woods
Clint Woods,
Vice President, Associate General Counsel,
Governance Officer, and Assistant Corporate Secretary